AZURE RAVENS ENTERTAINMENT LLC

REVIEW REPORT

Years Ended December 31, 2021 and 2020

TABLE OF CONTENTS

Challinor Accounting & Tax Services Inc

533 Spring Street
Roselle, IL 60172
(630)681-9020

Board of Directors
Azure Ravens Entertainment LLC
135 E Bennett Street, Suite 15
Saline, MI 48176

Independent Accountant's Review Report

I have reviewed the accompanying financial statements of Azure Ravens Entertainment LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, and changes in cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards of Accounting and Review Services promulgated by the Accounting and Review Services committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

We are required to be independent of Azure Ravens Entertainment LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Stephen W. Challinor CPA
05-19-2022

AZURE RAVENS ENTERTAINMENT LLC

BALANCE SHEETS

December 31, 2021 and 2020

	2021	2020
ASSETS		
Current Assets		
Bank Account	$ 2,703	$ 3,378
Total Current Assets	2,703	3,378
Total Assets	$ 2,703	$ 3,378
LIABILITIES AND EQUITY		
Current Liabilities		
Accrued Taxes	$ 458	$ 202
Total Current Liabilities	458	202
Total Liabilities	458	202
Equity		
Members Capital Contributions	28,633	12,916
Beginning Retained Earnings	(9,739)	(1,448)
Net Income / (Loss)	(16,650)	(8,291)
Ending Retained Earnings	(26,389)	(9,739)
Total Equity	2,244	3,177
Total Liabilities and Equity	$ 2,703	$ 3,378

See Independent Accountant's Accompanying Report and Notes to Financial Statements

AZURE RAVENS ENTERTAINMENT LLC

INCOME STATEMENTS

Years Ended December 31, 2021 and 2020

	2021	2020
INCOME		
Sales	$ 50,218	$ 17,303
EXPENSES		
Advertising & Marketing	$ 1,711	$ 258
Bank Fees	296	53
Contractors	36,670	5,679
Interest Expense		1
Job Supplies	550	122
Legal & Professional Services	25	25
Meals & Entertainment	2,310	1,223
Office Supplies & Software	10,320	10,408
Other Business Expenses		240
Subscriptions	1,888	412
Rent & Lease	11,110	6,300
Travel	26	14
Utilities	1,962	860
Total Expenses	66,868	25,595
Net Loss	$ (16,650)	$ (8,291)

AZURE RAVENS ENTERTAINMENT LLC

STATEMENTS OF OWNER'S EQUITY

Years Ended December 31, 2021 and 2020

	2021	2020
Beginning Balance	$ 3,177	$ 9,770
Contributions	15,717	1,698
Net Income	(16,650)	(8,291)
Ending Balance	$ 2,244	$ 3,177

AZURE RAVENS ENTERTAINMENT LLC

STATEMENTS OF CASH FLOWS

12 Months Ended December 31, 2021 and 2020

	2021	2020
Cash and Cash Equivalents beginning of year	$ 3,378	$ 9,770
Operating Activities		
Net Income	(16,650)	(8,291)
Adjustments to reconcile net income to cash generated by operating activities		
Changes in operating assets and liabilities		
Accrued Taxes	257	201
Cash used in operating activities	(16,393)	(8,090)
Financing Activities		
Proceeds from Partner Capital Contribution	15,718	1,698
Cash generated from financing activitie	15,718	1,698
Decrease in cash and cash equivalents	(675)	(6,392)
Cash and cash equivalents end of the year	$ 2,703	$ 3,378
Supplemental Cash Flow Disclosure:		
Cash paid for interest	$ -	
Cash paid for Taxes	$ -	

See Independent Accountant's Accompanying Report and Notes to Financial Statements

AZURE RAVENS ENTERTAINMENT LLC

Notes to the Financial Statements

Years Ended December 31, 2021 and 2020

1   Nature of Operations: Azure Ravens Entertainment LLC is a developer of computer games that was organized in the State of Michigan in 2018.

2   Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3   Cash and cash equivalents consist of cash on hand and other highly liquid investments that are unrestricted as to withdrawal or use, and which have an original maturity of three months or less when purchased. The partnership maintains cash and cash equivalents with financial institutions in the United States. As of December 30, 2021 and 2020, a cash balance of $2,703 and $3,378, respectively, was maintained at US financial institutions and were insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations.

4   Azure Ravens Entertainment LLC has, through its operations, developed intellectual property which has value. The business has not determined a value for this intellectual property. Accordingly, no values for these intangible assets are reported on the balance sheets presented.

5   The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the member. As such, no recognition of federal or state income taxes for the Company have been provided in the accompanying consolidated financial statements. Any uncertain tax position taken by the member is not an uncertain position of the Company.

Under ASC 740, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit taht is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The business has no material uncertain tax positions for any of the reported periods presented.

6   Risks and Uncertainties: The Company's business, financial position, and results of operations may be influenced by the political, economic and legal environments in the USA, as well as by the general state of the USA economy. The Partnership's business results may be adversely affected by changes in the political, regulatory and social conditions in the USA, and by changes in governmental policies or interpretations with respect to laws and regulations related to the software industry.

The company 's activities are concentrated in the software industry which is very competative in the United States. The company's future operations are therefore affected by future changes in market forces within that industry.

7   Contingent Liabilities - Management states that there are no current or pending lawsuits or other contingent liabilities involving Azure Ravens Entertainment LLC.